FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C., 20549

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of May, 2011

Commission File Number 001-15118

TATA COMMUNICATIONS LIMITED

(Translation of registrant’s name into English)

VSB, Mahatma Gandhi Road, Mumbai 400 001, India

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes  ☐            No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2 (b): 82 -             .

Registrant hereby incorporates in the report on Form 6-K the following Exhibits:

Exhibit Number	Description of Exhibits

1.	Information regarding Audited Financial Results for the Financial Year ended 31 March 2011 according to Indian GAAP and Recommendation of Dividend.

2.	Press Release dated May 29, 2011 regarding audited financial results for the Financial Year ended 31 March 2011 according to Indian GAAP.

Forward-Looking Statements

All words and statements other than statements of historical fact included in this Form 6-K (including the attached exhibits), including, without limitation, “expect”, “believe”, “plan”, “intend”, “estimate”, “anticipate”, “may”, “will”, “would” and “could” or similar words and statements concerning the registrant and its prospects, and other statements relating to the registrant’s expected financial position, business strategy, the future development of the registrant’s operations and the general economy in India, are forward-looking statements. Such statements involve known and unknown risks, uncertainties and other factors which may cause actual results, performance or achievements of the registrant, or industry results, to differ materially from those expressed or implied by such forward-looking statements. Such forward-looking statements are based on numerous assumptions regarding the registrant’s present and future business strategies and the environment in which the registrant will operate in the future. The important factors that could cause actual results, performance or achievements to differ materially from such forward-looking statements include, among others, changes in government policies or regulations of India and, in particular, changes relating to the administration of the registrant’s industry, and changes in general economic, business and credit conditions in India. Additional factors that could cause actual results, performance or achievements to differ materially from such forward-looking statements, many of which are not in the registrant’s control, include, but are not limited to, those risk factors discussed in the registrant’s various filings with the Securities and Exchange Commission, including its annual report on Form 20-F filed on September 30, 2010, as amended on November 09, 2010. These forward-looking statements speak only as of the date of this Form 6-K. The registrant expressly disclaims any obligation or undertaking to release publicly any updates or revisions to any forward-looking statement contained herein to reflect any change in the registrant’s expectations with regard thereto or any change in events, conditions or circumstances on which any such statement is based.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TATA COMMUNICATIONS LIMITED

	By:	/s/ Sanjay Baweja
	Name:	Sanjay Baweja
May 30, 2011	Title:	Chief Financial Officer

Exhibit 1

HQ/CS/CL.24B/14548

29 May 2011

Sir,

Sub:	Information regarding Audited Financial Results for the Financial Year ended 31 March 2011 and Recommendation of Dividend.

Pursuant to clause 41 of the listing agreement with Indian Stock Exchanges, please find sent herewith the Audited Financial Results for the Financial Year ended 31 March 2011 according to Indian GAAP, which have been considered by the Board of Directors at their 207th meeting held on 29 May 2011 (Attachment “A”). The press release issued in this regard is also attached as Attachment “B”.

2. The Board of Directors have recommended a dividend of Rupees Two per share for the Financial Year 2010-11.

Thanking you,

Yours faithfully,
For Tata Communications Limited

/s/ Satish Ranade
Satish Ranade
Company Secretary &
Chief Legal Officer

To:

1)	Security Code 23624, The Stock Exchange, Mumbai. Fax No.(22) 22722037,39,41

2)	Security Code 5251, The Asst. Manager (Listing), National Stock Exchange of India Limited. Fax Nos.: (22) 26598237/38.

3)	National Securities Depository Ltd. Fax Nos. : 2497 29 93.

4)	The Bank of New York. Fax No.2204 49 42.

5)	Sharepro Services. Fax No. 2837 5646

6)	Marc H. Iyeki, Director, New York Stock Exchange, Fax No: (212) 656-5071 /72 / Managing Director, New York Stock Exchange, Fax No: (212) 265-2016

7)	Central Depository Services (India) Limited. Fax : 2267 3199.

8)	Mr. R. Gangadharan for SEC information requirements.

Tata Communications Limited

Plot C 21 & C 36 ‘G’ Block Bandra Kurla Complex, Mumbai 400 098 India

Regd. Office : VSB Mahatma Gandhi Road Fort Mumbai – 400 001 India

Tel 91 22 6659 1966 Fax 91 22 6725 1962 website www.tatacommunications.com

TATA COMMUNICATIONS LIMITED

REGD. OFFICE: VSB, M.G. ROAD, FORT, MUMBAI-400001.

A. AUDITED STANDALONE FINANCIAL RESULTS FOR THE YEAR

ENDED MARCH 31, 2011

(Rs. in Lakhs)

	Particulars	Stand alone		Consolidated
		For the year ended March 31,		For the year ended March 31,
		2011	2010	2011	2010
1	Revenues from Telecommunication and Other Services	340,900	321,804	1,193,199	1,102,556

2	Expenditure

	a. Network Costs	152,518	141,504	712,795	646,899
	b. Operating and Other Expenses	57,622	63,812	195,113	200,709
	c. Salaries and Related Costs	46,475	41,844	162,731	153,712
	d. Depreciation and Amortisation	59,689	57,473	154,830	151,080

	Total Expenditure (2a to 2d)	316,304	304,633	1,225,469	1,152,400

3	Profit / (Loss) from Operations before Other Income, Interest and Exceptional Items (1 - 2)	24,596	17,171	(32,270)	(49,844)

4	Other Income (net)	16,219	12,575	20,109	11,953

5	Profit / (Loss) before Interest and Exceptional Items (3 + 4)	40,815	29,746	(12,161)	(37,891)

6	Interest Cost (net)	18,287	20,641	51,764	52,056

7	Profit / (Loss) after Interest but before Exceptional Items (5 - 6)	22,528	9,105	(63,925)	(89,947)

8	Exceptional Items:
	Expense / (Income)

	a. Severance Cost	—	—	4,601	—

	b. Fixed Assets Written off			2,515

	c. Interest on Income Tax Refund	(404)	(21,828)	(404)	(21,828)

9	Profit / (Loss) from Ordinary Activities before Tax (7-8) (Refer note 3 and 4)	22,932	30,933	(70,637)	(68,119)

10	Tax Expense	6,916	(17,385)	6,884	(14,239)

11	Net Profit / (Loss) from Ordinary Activities after Tax (9 – 10)	16,016	48,318	(77,521)	(53,880)

12	Extraordinary Items (net of Tax Expense)	—	—	—	—

13	Net Profit / (Loss) from Ordinary Activities after Tax and Extraordinary Items (11 - 12)	16,016	48,318	(77,521)	(53,880)

(Rs. in Lakhs)
	Particulars	Stand alone		Consolidated
		For the year ended March 31,		For the year ended March 31,
		2011	2010	2011	2010
14	Minority Interest	—	—	10,562	8,860

15	Share in Loss of Associates	—	—	(18,460)	(14,754)

16	Net Profit / (Loss) (13+14+15)	16,016	48,318	(85,419)	(59,774)

17	Paid up Equity Share Capital (Face value of Rs.10 per share)	28,500	28,500	28,500	28,500

18	Paid up Debt Capital	221,498	263,891	846,536	730,866

19	Reserves excluding Revaluation Reserve	688,245	678,854	307,129	404,266

20	Debenture Redemption Reserve	101,811	45,734	101,811	45,734

21	Earnings Per Share (EPS)	5.62	16.95	(29.97)	(20.97)
	Basic and diluted earnings per share before and after Extraordinary Items (Rs.)

22	Aggregate of public shareholding
	a. Number of shares	48,030,203	46,653,301
	b. Percentage of shareholding	16.85	16.37
23	Promoters and Promoter Group Shareholding
	a. Pledged / Encumbered
	- Number of Shares	10,000,000	34,000,000
	- Percentage of Shares (as a % of the total shareholding of promoters and promoter group)	4.61	15.67
	- Percentage of Shares (as a % of the total share capital of the Company)	3.51	11.93
	b. Non-encumbered
	- Number of Shares	207,028,873	183,028,873
	- Percentage of Shares (as a % of the total shareholding of promoters and promoter group)	95.39	84.33
	- Percentage of Shares (as a % of the total share capital of the Company)	72.64	64.22
	c. Shares held by custodian and against which Depository Receipts have been issued-
	(I) Promoters and promoters group	—	—
	(II) Public	19,940,924	21,317,826

24	Debt Equity Ratio	0.30	0.36

25	Debt Service Coverage Ratio (DSCR) #	1.46	3.84

26	Interest Service Coverage Ratio (ISCR) ##	4.66	4.01

#	DSCR = (Profit from Ordinary Activities before Tax and Exceptional Items + Depreciation + Interest on Long-Term Loans) / (Interest on Long-Term Loans + Repayment of Long - Term Loans during the year)*
##	ISCR = (Profit from Ordinary Activities before Tax and Exceptional Items + Depreciation + Interest on Long -Term Loans) / Interest on Long-Term Loans*
*	Loans having original maturity of more than 360 days are considered as Long-Term Loans.

B. Audited Business Segment Information:

(Rs. in Lakhs)

Particulars	Stand alone		Consolidated
	For the year ended March 31,		For the year ended March 31,
	2011	2010	2011	2010
Revenues from Telecommunication and Other Services

Global Voice Solutions	101,387	124,780	652,589	613,194

Global Data and Managed Services	239,513	197,024	461,591	420,541

Others			79,019	68,821

Total	340,900	321,804	1,193,199	1,102,556

Segment result

Global Voice Solutions	(4,930)	25,465	101,417	113,639

Global Data and Managed Services	187,507	147,890	338,247	300,543

Others			40,740	41,475

Total	182,577	173,355	480,404	455,657

Less :

(i) Interest Cost (net)	18,287	20,641	51,764	52,056

(ii) Other Unallocable Expenses (net)	141,762	143,609	492,565	493,548

Profit / (Loss) before Taxes and Exceptional Items	22,528	9,105	(63,925)	(89,947)

Exceptional Expenses / (Income) (net)	(404)	(21,828)	6,712	(21,828)

Profit / (Loss) before Taxes	22,932	30,933	(70,637)	(68,119)

Tax Expense	6,916	(17,385)	6,884	(14,239)

Net Profit / (Loss) before Minority Interest and Associate Loss	16,016	48,318	(77,521)	(53,880)

Minority Interest			10,562	8,860

Share in Loss of Associates			(18,460)	(14,754)

Net Profit / (Loss) for the period	16,016	48,318	(85,419)	(59,774)

Notes to Segments:

Effective April 01, 2010, the Company’s reportable business segments have been re-aligned into Global Voice Solutions, Global Data and Managed Services (GDMS) and Others to reflect change in the Company’s Business and Organization Structure. Accordingly, all network and managed services in the Company and its subsidiaries have been aligned to GDMS and Joint Ventures and Retail Business have been aligned to Others.

Revenues and expenses, which are directly identifiable to the segments, have been attributed to the relevant segments. The allocable enterprise expenses have been allocated on reasonable basis to the relevant segments. Segment result is segment revenues less segment expenses. Certain costs including depreciation which are not allocable to segments have been classified as “Other Unallocable Expenses (net)”.

Telecommunication services are provided utilizing the Company’s assets which do not generally make a distinction between the types of services. As a result, fixed assets are used interchangeably between segments. In the absence of a meaningful basis to allocate assets and liabilities between segments, no allocation has been made.

C. Audited Balance Sheet as at March 31, 2011

(Rs. in Lakhs)

Particulars	Stand alone
	As at March 31,
	2011	2010
SHAREHOLDERS’ FUNDS:

(a) Capital	28,500	28,500

(b) Reserves and Surplus	708,926	699,578

Loan Funds	221,498	263,891

Deferred Tax Liability	16,558	17,511

Minority Interest

Total	975,482	1,009,480

Fixed Assets	489,904	489,095

Investments	219,158	250,130

Goodwill on Consolidation	—	—

Deferred Tax Assets	—	—

Current Assets, Loans and Advances

(a) Inventories	48	125

(b) Sundry Debtors	78,562	63,229

(c) Cash and Bank balances	42,889	11,086

(d) Other current assets	18,032	19,661

(e) Loans and Advances	311,687	375,037

Less: Current Liabilities and Provisions

(a) Liabilities	160,950	181,416

(b) Provisions	23,848	17,467

Total	975,482	1,009,480

Notes:

1.	The above results of the Company for the year ended March 31, 2011 have been audited by the statutory auditors, recommended by the audit committee and were taken on record and approved by the Board of Directors at their meeting held on May 29, 2011.

2.	The Board of Directors at its meeting held on May 29, 2011, proposed a dividend of Rs 2.00 (previous year Rs. NIL) per equity share.

3.	Other Income includes:

	(Rs. in Lakhs)

	For the year ended March 31,
	2011	2010
Net foreign exchange (gain)/loss	audited	audited
- Standalone	(1,842)	1,228
- Consolidated	(3,126)	1,653

4.	Other Income for the year ended March 31, 2011 includes Rs 6,612 lakhs (previous year Rs 2,375 lakhs) towards reversal of liabilities no longer required.

5.	Profit from Ordinary Activities before tax for the year ended March 31, 2011 includes Rs 2,654 lakhs (previous year Rs Nil) of Revenue from telecommunication services of previous year based on settlement with a carrier in the current year.

6.	Standalone Profit from Ordinary Activities before tax for the year ended March 31, 2011 includes Rs 2,560 lakhs (previous year Rs. Nil) of Revenues from telecommunication and Other services pertaining to previous year. This has no impact on consolidated results.

7.	Effective April 01, 2010, the Company has changed its accounting policy for financial instruments for the limited purpose of hedge accounting. The effective portion of the mark-to-market loss on interest rate swaps for the year ended March 31, 2011 is Rs. Nil in the standalone financial statements and Rs. (312) lakhs in the consolidated financial statements which has been recognized in the Hedge Fluctuation Reserve.

8.	The previous period’s figures have been regrouped and reclassified wherever necessary to make them comparable with the current period’s figures.

9.	The consolidated loss for the year includes loss of Rs 55,102 lakhs (previous year loss of Rs. 46,430 lakhs) for the Company’s effective holding of 49.01% in Neotel Pty Ltd., South Africa.

10.	Tata Communications Internet Services Limited (TCISL), a 100% subsidiary of the Company, has filed a scheme of merger with the Honorable High Court of Mumbai on 4 May 2011 for merger of TCISL with the Company. The Scheme, when approved by the High Court will be effective from April 1, 2010. These financial results are subject to change, based on the court order and if the Honorable High Court approves the merger prior to the Annual General Meeting of the Company for the year 2011.

11.	Investor Complaint status:

Outstanding as on January 01, 2011	Total received during the quarter ended March 31, 2011	Total resolved during the quarter ended March 31, 2011	Outstanding as on March 31, 2011
Nil	Nil	Nil	Nil

For TATA COMMUNICATIONS LIMITED

/s/ VINOD KUMAR
VINOD KUMAR
MANAGING DIRECTOR &
CHIEF EXECUTIVE OFFICER

Place : Mumbai.

Date : May 29, 2011

Exhibit 2

Media Contacts:
Ravindran Subramanian	Pushpendra Dhansoia
Tata Communications	Vaishnavi Corporate Communications
+ 91 9223306610	+919987274023
ravindran.s@tatacommunications.com	pushpendra.dhansoia@vccpl.com

Tata Communications FY 2010-11 consolidated revenues up

8% to Rs 11,932 crores

Mumbai, India – May 29, 2011: Tata Communications, a leading global provider of a new world of communications, today reported its consolidated financial results under Indian GAAP for the year ended March 31, 2011. Consolidated revenues increased by 8% to Rs 11,932 crores (about USD 2.6 billion) from Rs.11,026 crores (about USD 2.3 billion) in the previous year.

The company’s operating profit (EBITDA) was up 21% at Rs 1,226 crores for 2010-11 as against Rs 1,012 crores for the previous year. The company reported a net loss of Rs 854 crores for 2010-11. The consolidated net loss for the year includes a loss of Rs 551 crores for the company’s effective 49.01% holding in Neotel, South Africa.

The Board of Directors has recommended that 20% dividend be payable this year.

“Over the past few years, we have focused our investments on building and strengthening our global assets, services and capabilities which has impacted profitability. Our focus now is to put the business on a firm path to profitability, driven by growth in our enterprise business, growth in new segments like cloud computing, improved performance at Neotel and a sharp focus on costs,” said Vinod Kumar, MD & CEO, Tata Communications

During 2010-11, Tata Communications achieved significant milestones such as its partnership with Google to bring on-the-go business connectivity to enterprises in India (InstaOffice) as well as the opening of its state-of-the-art US$180 million data centre, Tata Communications Exchange in Singapore. The company also announced the international launch of InstaCompute, its cloud infrastructure and application services offering. Tata Communications signed a significant international voice sourcing agreement with Videotron, one of Canada’s largest communications companies.

Tata Communications launched several new Telepresence public rooms, was selected by PSA Peugeot Citroen to provide Global Managed Telepresence services and announced various intercarrier partnerships with key Telcos such as Orange Business Services and BT to provide a Global Meeting Exchange (GMX) across Telepresence rooms globally.

Tata Communications received several industry accolades during 2010-11

•	Gartner’s Magic Quadrant for Global Network Service Providers - Tata Communications is positioned in the Visionaries Quadrant in this Magic Quadrant¹

www.tatacommunications.com

©2011 Tata Communications Ltd. All Rights Reserved.

•	Gartner’s MarketScope for Managed Security Services in Asia / Pacific [2] - Tata Communications is rated Positive in this MarketScope

•	Gartner’s Magic Quadrant for Asia/Pacific Network Service Providers [3] – Tata Communications is positioned in the Visionaries Quadrant in this Magic Quadrant

•	Current Analysis Global WAN update – Tata Communications is rated as ‘Threatening’ in the Global Data WAN segment (2010)

•	Best Global Wholesale Offering Award at Capacity Awards 2010

•	Best APAC Wholesale Ethernet Service and Best Service Provider of the Year at MEF Carrier Ethernet Service Provider Awards 2010

•	Telepresence Managed Service Provider of the Year 2010 at European CEO Awards

•	Most Innovative Business Video Project (for Tata Communications’ Global Telepresence Exchange and Public Rooms), Cisco Networkers 2010 Innovation Awards

Ends…

References

1.	Gartner, Inc “Magic Quadrant for Global Network Service Providers” by Neil Rickard, Robert F. Mason, March 31, 2011
2.	Gartner, Inc “MarketScope for Managed Security Services in Asia/Pacific” by Andrew Walls, September 17, 2010
3.	Gartner, Inc “Magic Quadrant for Asia/Pacific Network Service Providers” by To Chee Eng, Bjarne Munch, Vincent Fu, June 28, 2010

About Tata Communications

Tata Communications is a leading global provider of a new world of communications. With a leadership position in emerging markets, Tata Communications leverages its advanced solutions capabilities and domain expertise across its global and pan-India network to deliver managed solutions to multi-national enterprises, service providers and Indian consumers.

The Tata Global Network includes one of the most advanced and largest submarine cable networks, a Tier-1 IP network, with connectivity to more than 200 countries across 400 PoPs, and nearly 1 million square feet of data center and collocation space worldwide.

Tata Communications’ depth and breadth of reach in emerging markets includes leadership in Indian enterprise data services, leadership in global international voice, and strategic investments in operators in South Africa (Neotel), Sri Lanka (Tata Communications Lanka Limited) and Nepal (United Telecom Limited). Tata Communications Limited is listed on the Bombay Stock Exchange and the National Stock Exchange of India and its ADRs are listed on the New York Stock Exchange. (NYSE: TCL) www.tatacommunications.com

Forward-looking and cautionary statements

Certain words and statements in this release concerning Tata Communications and its prospects, and other statements, including those relating to Tata Communications’ expected financial position, business strategy, the future development of Tata Communications’ operations, and the general economy in India, are forward-looking statements. Such statements involve known and unknown risks, uncertainties and other factors, including financial, regulatory and environmental, as well as those relating to industry growth and trend projections, which may cause actual results, performance or achievements of Tata Communications, or industry results, to differ materially from those expressed or implied by such forward-looking statements. The important factors that could cause actual results, performance or achievements to differ materially from such forward-looking statements include, among others, failure to increase the volume of traffic on Tata Communications’ network; failure to develop new products and services that meet customer demands and generate acceptable margins; failure to successfully complete commercial testing of new technology and information systems to support new products and services, including voice transmission services; failure to stabilize or reduce the rate of price compression on certain of the company’s communications services; failure to integrate strategic acquisitions and changes in government policies or regulations of India and, in particular, changes relating to the administration of Tata Communications’ industry; and, in general, the economic, business and credit conditions in India. Additional factors that could cause actual results, performance or achievements to differ materially from such forward-looking statements, many of which are not in Tata Communications’ control, include, but are not limited to, those risk factors discussed in Tata Communications’ various filings with the United States Securities and Exchange Commission. These filings are available at www.sec.gov. Tata Communications is under no obligation to, and expressly disclaims any obligation to, update or alter its forward-looking statements.

www.tatacommunications.com

©2011 Tata Communications Ltd. All Rights Reserved.